CN ENERGY GROUP. INC.

May 31, 2022

Via Edgar

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Celeste Murphy
Margaret Schwartz

Re:	CN ENERGY GROUP. INC.
Registration Statement on Form F-3
Filed April 29, 2022
File No. 333-264579

Ladies and Gentlemen:

This letter is in response to the letter dated May 13, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to CN ENERGY GROUP. INC. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-3 (the “Amended Registration Statement”) is being filed to accompany this letter.

Cover Page

1. We note your disclosure on the prospectus cover page that you are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries. Please provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of your organizational structure.

In response to the Staff’s comments, we revised our disclosure on the cover page of the Amended Registration Statement to provide a cross-reference to our detailed discussion of risks facing the Company and the offering as a result of our organizational structure.

2. We note the following statement on the cover page: “PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of our subsidiaries, significant depreciation or a complete loss of the value of our securities, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors.” Please revise to make expressly clear whether the legal and operational risks associated with being based in or having the majority of the company’s operations in China could significantly limit or completely hinder your ability to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

In response to the Staff’s comments, we revised our disclosure on the cover page of the Amended Registration Statement to make expressly clear that the legal and operational risks associated with being based in or having the majority of the Company’s operations in China could significantly limit or completely hinder our ability to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

3. We note your disclosure here regarding the structure of cash flows within your organization. Please update your disclosure to disclose if you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization and if applicable, describe these policies and procedures in greater detail.

In response to the Staff’s comments, we updated our disclosure on the cover page of the Amended Registration Statement to disclose and describe our specific cash management policies and procedures in place that dictate how funds are transferred through our organization.

4. Please revise the definition of “China” or the “PRC” to include Hong Kong and Macau.

In response to the Staff’s comments, we revised our disclosure on page 1 of the Amended Registration Statement to revise the definition of “China” or the “PRC” to include Hong Kong and Macau.

Prospectus Summary, page 1

5. We note the corporate structure diagram on page 27 of the Form 20-F for the year-ended September 30, 2021. Please revise here to provide early in the prospectus summary a diagram of the company’s corporate structure.

In response to the Staff’s comments, we revised our disclosure on page 4 of the Amended Registration Statement to provide early in the prospectus summary a diagram of the company’s corporate structure.

6. We note your statement on page 7: “The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC.” Please revise to describe the restrictions on foreign exchange.

In response to the Staff’s comments, we revised our disclosure on page 7 of the Amended Registration Statement to describe the restrictions on foreign exchange.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Kangbin Zheng
Name: Kangbin Zheng
Title: Chief Executive Officer, Chairman, and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC